Sky Quarry Inc.

700 W. 700 South, Suite 101

Woods Cross, UT 84087

August 26, 2025

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Anuja Majmudar and Kevin Dougherty

Re:Sky Quarry Inc.

Registration Statement on Form S-1

Filed July 18, 2025

File No.: 333-288770

Ladies and Gentlemen:

We hereby submit the responses of Sky Quarry Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 14, 2025, providing the Staff’s comments with respect to the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Registration Statement on Form S-1 filed July 18, 2025

Risk Factors, page 7

1.We note that on March 28, 2025, you received a letter from Nasdaq indicating that, for the prior 30 consecutive business days, the bid price for the Company’s common stock had closed below the minimum $1.00 per share requirement for continued listing under Nasdaq Listing Rule 5550(a)(2) and that you have until September 24, 2025 to regain compliance. Please include a risk factor to address potential consequences of the Nasdaq notice and the length of time your stock has been trading below $1.00. In this regard, we note that the de-listing of your common stock from The Nasdaq Capital Market is a suspension event under the Purchase Agreement.

Response:  We have revised the Registration Statement in accordance with the Staff’s comments.

We may require additional financing to sustain our operations..., page 7

2.Please revise your risk factor disclosure to address the possibility that the company may not have access to the full amount available to it under the equity line.

Response: We have revised the Registration Statement in accordance with the Staff’s comments.

Use of Proceeds, page 10

3.We note that certain proceeds exceeding $1,000,000 will be used to pay down the existing debt obligations between Foreland Refining Corporation and Libertas Funding, LLC. Please revise the use of proceeds to disclose the current total amount outstanding under all of the agreements and any effective interest rates. Refer to Instruction 4 to Item 504 of Regulation S-K.

Response: We have revised the Registration Statement in accordance with the Staff’s comments.

Exhibits

4.We note you disclose in your notes to financial statements on page F-33 of your Form 10-K for the year ended December 31, 2024 that on June 21, 2021, you entered into a governance agreement between the Company and JP Morgan, which grants to JP Morgan certain rights. Please file the JPM Agreement as an exhibit to your registration statement. Refer to Item 601 of Regulation S-K.

Response: The governance agreement between the Company and JP Morgan dated June 21, 2021 (the “Governance Agreement”) terminated on October 10, 2024 in connection with the Company’s listing of its shares of common stock on the Nasdaq Capital Market.  The Governance Agreement was previously filed as Exhibit 6.7 to the Company’s Form 1-A Preliminary Offering Statement filed on July 7, 2021 with the Commission.  As the Governance Agreement terminated immediately upon the Company’s listing on Nasdaq, we do not believe that it is required to be filed as an exhibit to the Registration Statement.

5.We note that as of the date of your Form 10-K for the year ended December 31, 2024, approximately $8,238,705 of your outstanding debt was currently past due, including debt owed to Libertas Funding LLC and LendSpark Corporation in the amount of $5,082,977 and $1,747,212, respectively. Please file or confirm that you have filed all material debt agreements as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response: We confirm that we have filed all material debt agreements as exhibits to the Registration Statement in accordance with the Staff’s comments.

General

6.Please note that the completion of our review of your registration statement is subject to the resolution of our comments on your December 31, 2024 Form 10-K. To the extent applicable, please revise your registration statement disclosures to address our comments in the Form 10-K.

Response: We filed amendment #3 to the Form 10-K for the year ended December 31, 2024 on August 22, 2025, which addresses the Staff’s comments to the Form 10-K. Such Amendment is incorporated by reference into the Registration Statement and no changes to the Registration Statement are required at this time. We acknowledge that completion of the Staff’s review of the Registration Statement is subject to resolution of the Staff’s comments to the Form 10-K and will revise the Registration Statement if needed.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Louis A. Bevilacqua of Bevilacqua PLLC at 202-869-0888 (ext. 100).

Sincerely,

Sky Quarry Inc.

By:	/s/ Marcus Laun
Marcus Laun
President

cc:  Louis A. Bevilacqua, Esq.